SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 30 July 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





Inaugural Mortgage Covered Securities issue

Bank of Ireland announces that its wholly owned subsidiary, Bank of Ireland Mortgage Bank (a registered designated mortgage credit institution for the purposes of the Asset Covered Securities Act, 2001 Ireland) has mandated Barclays Capital, Deutsche Bank, Citigroup and Davy to lead manage its inaugural Mortgage Covered Securities issue. The launch will follow investor meetings, which are intended to occur in Autumn 2004, subject to market conditions.

30 July 2004

Enquiries:
Vincent Digby, Head of Funding Desk, Global Markets +353 1 799 3140 Anne Mathews, Group Corporate Communications +353 1 604 3836
Mick Stewart, Group Investor Relations +353 1 604 3511


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 30 July 2004